

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 24, 2007

Mr. Daniel Knutson
Senior Vice President and Chief Financial Officer
Land O' Lakes, Inc
4001 Lexington Avenue North
Arden Hills, Minnesota 55112

> **Re:** **Land O' Lakes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 15, 2007**
> **File No. 333-84486**

Dear Mr. Knutson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 38

1.   Include a discussion of the effect of the reversal of income tax reserves on your
        reported net earnings, as disclosed in footnote 10 of your financial statements.
        Refer to Item 303(A)(3)(i) and paragraph 3 of the Instructions to Paragraph
        303(A) of Regulation S-K for additional guidance.

Consolidated Financial Statements, page 82

2.   We note on page 115 that you agreed to sell your CPI facility in 2007, and on
        page 140 that Moark LLC presented certain assets and liabilities of its liquid egg
        operations as held for sale as of December 24, 2005. Tell us why the results of
        operations for each of these dispositions was not reported as discontinued
        operations in your consolidated statements of operations for 2006, and for the
        quarter ended March 31, 2007 as presented in your Form 10-Q, in accordance
        with paragraphs 41 to 44 of SFAS 144. In addition, tell us why you did not
        present the assets and liabilities to be sold related to CPI as assets held for sale as
        of December 31, 2006, in accordance with paragraphs 30 to 33 of SFAS 144.

Consolidated Balance Sheets, page 84

3.   Provide details in your financial statements or footnotes for any prepaid and
        accrued items in excess of five percent of your total current assets or current
        liabilities. Refer to Rules 5-02.8 and 5-02.20 of Regulation S-X for additional
        guidance.

Notes to Consolidated Financial Statements

Note 1 – Summary of Operations and Significant Accounting Policies

4.   Revise your policy footnote to include a disclosure of your accounting policy for
        discontinued operations and assets held for sale, or tell us why such disclosure is
        not needed.

Statement of Presentation, page 88

5.   Disclose your accounting policy for reporting joint ventures and equity method
        investments in your financial statements.

Share-Based Compensation, page 90

6.   Expand your policy to describe how you measure the intrinsic value of the Variable Appreciation Rights Awards, including a description of the significant assumptions used to determine the intrinsic value, and when compensation cost is measured under such plan.

Note 4 – Investments, page 92

7.   Disclose the difference, if any, between the amount at which an equity method investment is carried and the amount of the underlying equity in net assets and the accounting treatment of the difference, as required by paragraph 20.a.(3) of Accounting Principles Board Opinion 18.

Exhibit 32.1 and 32.2

8.   We note these certifications are not dated. Please file a full amended Form 10-K for the Fiscal Year Ended December 31, 2006 that includes new dated certifications.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief